Exhibit 21
Subsidiaries of the Registrant
The following is a list of subsidiaries of West Coast Community Bancorp, the names under which subsidiaries do business, and the jurisdiction in which each was organized. All subsidiaries are wholly-owned unless otherwise noted.
Subsidiaries of West Coast Community Bancorp

Name	Jurisdiction of Organization
West Coast Community Bank	California